Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

ITEM 1.	Name and Address of Company

Lithium Americas Corp. (“Lithium Americas” or the “Company”) 300 - 900 West Hastings Street Vancouver, BC, V6C 1E5

ITEM 2.	Date of Material Change

February 7, 2020

ITEM 3.	News Release

A news release with respect to the contents of this report was issued on February 7, 2020 and was disseminated through the facilities of recognized newswire services. A copy of the news release was filed on SEDAR.

ITEM 4.	Summary of Material Change

On February 7, 2020, the Company entered into definitive agreements with Ganfeng Lithium Co., Ltd. (together with its subsidiaries, “Ganfeng Lithium”) in respect of their joint venture company, Minera Exar S.A. (“Minera Exar” or “JV”) (collectively, the “Transaction”). Minera Exar owns 100% of the Caucharí-Olaroz lithium project (“Caucharí-Olaroz” or the “Project”) currently under construction in Jujuy, Argentina. The Transaction includes the following provisions:

  Ganfeng Lithium has agreed to subscribe for new shares of Minera Exar for cash consideration of US$16 million increasing its interest from 50% to 51%, with Lithium Americas owning the remaining 49%.

  Both parties have agreed to the 2020 funding schedule, including investment of up to US$400 million, in accordance with the 2019 approved construction plan.

  Joint venture and related agreements will be amended as a result of the new ownership structure to preserve joint approval for substantive matters involving Minera Exar and to maintain the existing construction plan and management team.

  Lithium Americas will receive US$40 million in cash from the proceeds of non- interest-bearing loans provided by Ganfeng Lithium to one of the JV entities.

ITEM 5.	Full Description of Material Change

Under the terms of the Transaction, Ganfeng Lithium has agreed to subscribe for new shares of Minera Exar for cash consideration of US$16 million. Proceeds will be used by Minera Exar for the purpose of advancing the construction and development of Caucharí-Olaroz. Upon completion of the Transaction, the Company and Ganfeng Lithium will own 49% and 51% of Minera Exar, respectively.

In addition, Lithium Americas and Ganfeng Lithium have agreed to restructure Exar Capital BV (“Exar Capital”), a jointly controlled entity which provides funding to Caucharí-Olaroz, to reflect the proportionate ownership of Minera Exar. As part of the Transaction, Ganfeng Lithium has agreed to provide US$40 million to Exar Capital in non-interest-bearing loans, repayable in 2029 (subject to an additional one-year extension). Proceeds of the loan will be used to repay intercompany loans owing to Lithium Americas, with US$20 million to be paid on closing of the Transaction and an additional US$20 million payable on August 1, 2020 (or such earlier date as the parties may agree).

In connection with the Transaction, the parties have agreed to a funding schedule, including investment of up to US$400 million, in accordance with the 2019 approved construction plan. The revised structure of the JV, as set out in the Transaction, is intended to improve Ganfeng Lithium’s financial flexibility and position regarding regulatory approvals in China.

The parties have also agreed to an interim funding structure that could be implemented pending receipt of regulatory approval in order to maintain continuity of project funding, by which Lithium Americas would draw down funds under its loan facilities (the senior credit facility with Ganfeng Lithium and BCP Innovation Pte. Ltd. and subordinated, limited recourse loan facility with Ganfeng Lithium) and with Ganfeng Lithium and on-loan those funds to Minera Exar, with Ganfeng Lithium providing contributions to achieve proportionate share of funding upon securing regulatory approval. In the event that the parties elect to utilize this interim procedure, Lithium Americas would recover all costs of the loan drawdown through interest accruing to its benefit under the loan instruments provided to Minera Exar.

Upon completion of the Transaction, Ganfeng Lithium will become a controlling shareholder of Minera Exar while Lithium Americas will receive fulsome minority shareholder protections. The amended shareholders agreement will continue to require joint approval for substantive business decisions including material changes to:

  Funding plans

  Construction programs

  Project design and process

  Capital and corporate structure

  Production output level

  Capital investment plans (including expansions)

The parties have agreed that Lithium Americas will enter into a management services contract with Ganfeng Lithium which will provide for the continued services of the Company’s senior management, including Gabriel Rubacha as CEO and Franco Mignacco as President of Minera Exar.

Closing of the Transaction is subject to receipt of all required regulatory approvals, consent of Lithium Americas’ senior lenders, settlement of an amended and restated shareholder agreement and other definitive agreements, and other customary closing conditions. The Transaction will terminate if it is not completed by September 30, 2020, unless mutually extended by the parties.

Purpose and Business Reasons for the Transaction

The purpose of the Transaction includes, but is not limited to, advancement of the construction and development of Caucharí-Olaroz, repayment of intercompany loans owing to Lithium Americas, and improving Ganfeng Lithium’s financial flexibility and position regarding regulatory approvals in China.

The Anticipated Effect of the Transaction on the Issuer's Business and Affairs

The anticipated effect of the Transaction on the Company’s business and affairs are described under “Full Description of Material Change”.

The Interest in the Transaction of Every Related Party

The Transaction constitutes a “related party transaction”, as defined under Multilateral Instrument 61-101 (“MI 61-101”) as Ganfeng Lithium is considered a related party (as defined in MI 61-101) to the Company. Ganfeng Lithium is a significant shareholder of Lithium Americas, holding approximately 16.7% of the Company’s outstanding common shares as of the date of the news release announcing the Transaction. MI 61-101 provides that where an issuer borrows from a related party or sells, transfers or disposes of an asset to a related party, those transactions may be considered related party transactions for the purposes of MI 61-101.

Discussion of the Review and Approval Process Adopted by the Board of Directors

Lithium Americas formed a special committee (“Special Committee”) of independent directors to: (i) oversee the identification of strategic alternatives; (ii) evaluate strategic alternatives, including the Transaction; and (iii) supervise the negotiation and settlement of such alternatives, including the Transaction. The Special Committee retained National Bank Financial Inc. (“NBF”) as its financial advisor, and Miller Thomson LLP, as independent legal counsel. The Special Committee deliberated extensively in discharging its mandate. The Special Committee, having taken into account a fairness opinion of NBF (delivered orally) and such other matters it considered relevant and after receiving legal and financial advice, unanimously recommended that the board of directors of the Company approve the Transaction.

Formal Valuation and Minority Approval Exemptions Relied Upon

The Company has determined that the Transaction would not be subject to either the formal valuation or minority shareholder approval requirements, respectively, set out in MI 61-101 on the basis of the exemptions in Sections 5.5(a) and 5.7(1)(a) of MI 61-101, being that the fair market value of the Transaction does not exceed 25% of Lithium Americas’ market capitalization (calculated in accordance with MI 61-101).

ITEM 6.	Reliance on Subsection 7.1(2) of National Instrument 51-102

This report is not being filed on a confidential basis.

ITEM 7.	Omitted Information

There are no significant facts required to be disclosed herein which have been omitted.

ITEM 8.	Executive Officer

The name and business number of the executive officer of the Company who is knowledgeable of the material change and this report is:

Eduard Epshtein
Chief Financial Officer
300 - 900 West Hastings Street

Vancouver, BC, V6C 1E5 1
(778) 656-5811

ITEM 9.	Date of Report

February 18, 2020

Cautionary Note Regarding Forward-Looking Statements

This report contains “forward-looking” information and “forward-looking statements” (which we refer to collectively as forward-looking information) under the provisions of applicable securities legislation. All statements, other than statements of historical fact, are forward-looking information. Examples of forward-looking information in this report include, among other things: the timing and completion of each component of the Transaction, including, without limitation, receipt of all required regulatory approvals in connection therewith; statements regarding Ganfeng Lithium providing contributions to achieve proportionate share of funding upon securing regulatory approval; statements regarding anticipated decision-making with respect to Minera Exar; anticipated rates of production at Caucharí-Olaroz; successful development of Caucharí-Olaroz , including timing of various construction milestones, timing for commencement of production, anticipated levels of production, and results thereof and the Company’s ability to successfully fund, or remain fully funded for, such development; accuracy of estimates of mineral resources, whether mineral resources can ever be converted into mineral reserves, the continued advancement of the 40,000 tpa development plan for Caucharí-Olaroz; that the Company is able to successfully monetize any increase in off-take from any such increased development plan and the expected benefits from the Transactions and other transactions described herein, including successful closing and timing thereof.

Forward-looking information may involve known and unknown risks, assumptions and uncertainties which may cause the Company’s actual results or performance to differ materially. This information reflects the Company’s current views with respect to future events and is necessarily based upon a number of assumptions that, while considered reasonable by the Company today, are inherently subject to significant uncertainties and contingences. These assumptions include, among others, successful closing of the Transaction and other transactions described herein, including, without limitation, receipt of all required regulatory approvals in connection therewith, Ganfeng Lithium providing contributions to achieve proportionate share of funding upon securing regulatory approval, forecasted demand for lithium products, the Company’s ability to fund, advance and develop the Caucharí-Olaroz project into production, including results therefrom and timing thereof, accuracy of mineral resources, including whether such mineral resources can ever be converted into reserves, accuracy of current budget and construction estimates, maintenance of a positive business relationship with Ganfeng Lithium, and a stable and supportive legislative and regulatory environment. Forward-looking information also involve known and unknown risks that may cause actual results to differ materially, these risks include, among others, inherent risks in transactions similar to the Transaction, successful completion of all conditions precedent thereto (including, without limitation, receipt of all regulatory approvals in connection therewith), risks that Ganfeng Lithium does not provide contributions to achieve proportionate share of funding, inherent risks in development of capital intensive mineral projects (including as co-owners), variations in mineral resources and mineral reserves, global demand for lithium, recovery rates and lithium pricing, changes in project parameters and funding thereof, changes in legislation or governmental policy, title risk, cost overruns, operational risks and general market and industry conditions. Additional risks, assumptions and other factors are set out in the Company’s management discussion analysis and most recent annual information form, copies of which are available on SEDAR at www.sedar.com.

Although the Company has attempted to identify important risks and assumptions, given the inherent uncertainties in such forward-looking information, there may be other factors that cause results to differ materially. Forward-looking information is made as of the date of the news release announcing the Transaction and the Company does not intend, and expressly disclaims any obligation to, update or revise the forward-looking information contained in this report, except as required by law. Accordingly, readers are cautioned not to place undue reliance on forward-looking information.